September 5, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Terry French
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, DC 20549

Re:	NW Tech Capital, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed on March 31, 2008 and amended on August 20, 2008
File No. 0-26913

Dear Mr. French:

We are counsel to NW Tech Capital, Inc. (“NW Tech,” the “Company,” or “our client”). On behalf of our client, we respond as follows to the comments of the Securities and Exchange Commission’s staff (the “Staff”) dated August 21, 2008, relating to the above-captioned Annual Report. Except as otherwise indicated, captions and page references herein correspond to those set forth in Amendment No. 2 to Form 10K-SB for the Year Ended December 31, 2007 (“Amendment No. 2”), a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10K-SB/A for the year ended December 31, 2007
Item 8(A): Controls and Procedures

(b) Management’s Report on Internal Control over Financial Reporting, page 15

Comment No. 1: We note in your revised disclosure under Item 8(b) that you have not identified the framework on which the management’s evaluation of the Company’s internal control was based upon. Your attention is directed to the Commission’s release “Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) and 15(d) of the Securities Exchange Act of 1934” (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at . Please revise.

After a discussion with our client, management informed us that they did not rely specifically on any of the suggested frameworks outlined in the Commission’s release to conduct an evaluation of the Company’s internal control procedures, however, they are undertaking to conduct a review using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework or another suitable control framework.

Comment No. 2: We note that in your amended 10K-SB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at: , failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures; i.e., that DC&P were not effective as of the end of the fiscal year.

Upon further consideration, management has concluded that its earlier conclusions regarding the effectiveness of its disclosure controls and procedures (“DC&P”) were not correct and therefore has revised its conclusion to state that, as of December 31, 2007, its DC&P were not effective. Item 8(A)(a) of the 10K-SB has been revised accordingly.

Furthermore, in connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*************

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

Very truly yours,

/s/ Kristin J. Angelino

Kristin J. Angelino

cc:	NW Tech Capital, Inc.